Exhibit 99.8

ZenaTech Reports Record 1,225% Year-Over-Year Revenue Growth in Q3, 2025 and 6X Growth for First Nine Months of Year as Drone as a Service Business Expansion Accelerates

Vancouver, British Columbia, (November 11, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces financial results for the third quarter ended September 30, 2025, which includes a record 1,225% increase in year-over-year revenue for the quarter. The company achieved a 6X revenue increase for the first nine months of the year with revenue of $7.73 million compared to the same period of 2024 (all figures are in Canadian dollars). These results represent the company’s highest-ever quarterly revenue driven by exceptional performance of the Drone as a Service segment and in addition includes the highest ever quarterly growth for the enterprise SaaS software segment. Progress was made towards advancing the US defense industry business and other product and manufacturing objectives.

Highlights for Q3 2025:

•Record Revenue Growth: Revenue for the quarter was $4.35 million, a 1,225% increase year-over-year from $327,878 in the same quarter of 2024

•Drone as a Service Segment Growth: Drone as a Service contributed $3.57 million in revenue during the quarter compared to zero in Q3 of 2024

•Enterprise Software Segment Growth: Enterprise SaaS Software segment revenue grew to $776,908 during the quarter, which represents a 137% increase over the same quarter last year

•Nine-Month Growth Momentum: Revenue for the first nine months of 2025 reached $7.73 million, up almost 6X from $1.29 million in the same period in 2024

•Operational Expansion: Completed four acquisitions of land survey engineering companies during the quarter strengthening the company’s Drone as a Service national footprint to ten locations across the US by quarter end

•Working Capital: Increased to $23.6 million as of September 30, 2025, compared to $3.4 million on December 31, 2024

•Healthy Balance Sheet: Cash reserves and marketable securities increased to $19.5 million as of June 30, 2025, up from $10.27 million of cash reserves only at the end of Q2, 2025.

•Defense Business: Submitted application for Green UAS (Uncrewed Aircraft Systems), part of the pathway to becoming an approved supplier to the US Department of War, and the company made progress building relationships with military program managers and government officials to help secure future government defense contracts

“This quarter’s results demonstrate that our Drone as a Service strategy is scaling faster than expected,” said Shaun Passley, PhD, ZenaTech CEO. “We are seeing strong demand for drone-based land surveying, mapping, and infrastructure inspection services across both the public and private sectors. As we continue integrating our recent acquisitions and deploying AI-driven flight control technologies, we expect sustained growth momentum to continue into 2026.”

Dr. Passley added, “Our SaaS division also continues to expand internationally, with increasing subscription demand for field management, safety, and workflow software across Europe and the Middle East.”

Financial Overview

•Revenue Growth: The significant increase was fueled by the full-scale rollout of the Drone as a Service segment encompassing four acquisitions during the quarter combined with six existing business locations, and strong enterprise SaaS software license renewals

•Asset Growth: Total assets grew to $78.5 million at the end of the quarter, up from $34.65 million on December 31, 2024, reflecting the continued impact of acquisitions and technology investments

•Investments in Business Growth: Expenses increased as expected during the quarter, largely due to the costs associated with operations and associated wages required to drive revenue growth. The company also expanded tradeshow events and marketing, and travel expenses increased due to this and the integration of new offices and teams

•Derivatives, Non-Cash Items: The Company recorded a non-cash expense of $25 million related to the revaluation of derivative liabilities associated with its convertible line of credit, which negatively impacts net income but does not affect cash flow or operations

Operational Highlights

•Expanded Drone as a Service Footprint: Expanded presence to new states with acquisitions adding North Carolina, Virginia, California and an additional new location in Florida for a total of ten US Drone-as-a-Service business offices by the end of the quarter in addition to two international locations in Dubai and Dublin

•Expansion of Manufacturing Facilities: We established a new ZenaDrone manufacturing facility in Mesa, Arizona where the company is currently commissioning operations and hiring staff for the manufacturing and assembly of US defense agency-destined drones. ZenaTech is also commissioning a new facility to manufacture NDAA-compliant component parts as required for US military drones in Taiwan at its wholly owned subsidiary, Spider Vision Sensors

•R&D and Product Development Work: Continued focus on product development and R&D projects include Eagle Eye, which along with Zena AI, the company’s advanced AI US defense applications division, will engage in specialized AI drone applications for the US military

•R&D, Product Development and Quantum Computing: Aerial field testing and customer pilots continue while the company develops product enhancements, and development on drones, including drone fleets or swarm applications. These projects will utilize massive date sets and quantum computing which led to the announcement of the company’s intention to build a 5-qubit quantum computer

•Path to Profitability While the Company continues to invest heavily in scaling operations and integrating acquisitions, management remains confident in the strategic plan to achieve sustainable profitability as drone adoption accelerates globally

Strategic Outlook

ZenaTech expects continued revenue and operational growth for the remainder of 2025 and into 2026 driven by:

•Expanding Drone as a Service operations in the US as well as into Europe, Asia and the Middle East

•Introducing AI-enabled flight analytics and predictive maintenance software to incorporate into our drone services

•Strengthening partnerships with customers in sectors including utilities, construction, builders, farmers, and government departments for drone services

•Continued focus on building defense sector partnerships and Blue UAS certification enabling procurement list inclusion

•Continuing our disciplined acquisition strategy targeting profitable and well-established regional service providers in a variety of legacy business areas ripe for drone innovation

•Meet or exceed the goal of acquiring a total of 25 Drone as a Service-related companies by mid-2026

•Increased utilization of drone technology in existing operations in surveying and inspections, and introduce new applications such as precision agriculture, maintenance inspections, and power washing

•Expansion of Enterprise SaaS segment offerings across existing and new enterprise customers

“The demand for drone technology and software solutions is growing rapidly, helped in part in the US by historic Government policy directives enacted during the second and third quarter of this year. We are uniquely positioned to capture market share in both commercial and defense sectors and remain confident in our strategic plan to achieve sustainable profitability as drone adoption accelerates globally,” concluded Dr. Passley.

Additional information is available from ZenaTech’s 6K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.